Exhibit 19.1

FULL HOUSE RESORTS POLICIES AND PROCEDURES:
INSIDER TRADING

The Need for a Policy

As you may know, the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Justice Department vigorously pursue violations of insider trading laws. We have concluded that if we do not take active steps to adopt preventive policies and procedures covering securities trades by personnel of Full House Resorts, Inc., and its subsidiaries (collectively, “Full House”) the consequences could be severe.

Accordingly, we are adopting this policy to avoid even the appearance of improper securities trading conduct on the part of anyone employed by or associated with Full House (not just so-called “insiders”). We have all worked hard to establish our reputation for integrity and ethical conduct and cannot afford to have it damaged.

The Scope of the Policy

As a director, officer, employee, consultant or independent contractor of Full House, this policy applies to you. The same restrictions that apply to you also apply to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in Full House securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Full House securities). You are responsible for making sure the purchase or sale of any security covered by this policy by any such person complies with this policy.

In addition, the prohibition on insider trading in this policy is not limited to trading in Full House securities. It includes trading in the securities of other firms, such as customers or suppliers of Full House and those with which Full House has contractual relationships or may be negotiating major transactions, such as an acquisition, investment, or sale. Information that is not material to Full House may nevertheless be material to one of those other firms.

Trading includes purchases and sales, offers to purchase or sell, or other transfers of stock, derivative securities such as put and call options and convertible debentures or preferred stock, and debt securities (debentures, bonds and notes). This policy’s trading restrictions generally do not apply to the exercise of a stock option or anti-dilution warrant. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of the option or warrant through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise.

The Consequences

The consequences of insider securities trading violations can be staggering.

For individuals who trade on inside information (or tip information to others):

●	A civil penalty of up to three times the profit gained or loss avoided;

●	A criminal fine (no matter how small the profit) of up to $5 million; and

●	A jail term of up to twenty years.

For a supervisory person that fails to take appropriate steps to prevent illegal trading:

●	A civil penalty of the greater of $2,301,065 (as adjusted annually for inflation) or three times the profit gained or loss avoided as a result of the individual’s violation.

For a company that fails to take appropriate steps to prevent illegal trading:

●	A civil penalty of the greater of $2,301,065 (as adjusted annually for inflation) or three times the profit gained or loss avoided as a result of the employee’s violation; and

●	A criminal fine of up to $25 million.

Moreover, if an employee violates this policy, Full House may impose sanctions, including dismissal for cause. Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career. Any exceptions to this policy, if permitted, must be granted by the General Counsel before any activity contrary to this policy takes place.

Our Policy

If you have material non-public information relating to Full House, it is our policy that neither you nor any related person may buy or sell, or offer to buy or sell, Full House securities or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to information relating to any other company, including our customers, suppliers or contractors, which you obtained in the course of your employment with Full House.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for any emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

Employment with the Company. As used in this policy, “employment with the Company” includes being a director of the Company, being employed by the Company, and being a consultant or independent contractor with the Company.

Material Information. Material information is any information that a reasonable investor would consider important in a decision to buy, hold or sell securities. In short, it is any information which could reasonably be expected to affect the price of the security. Common examples of information that will frequently be regarded as material include, but are not limited to: projections of future sales; earnings or losses; news of a pending or proposed merger, acquisition or tender offer, even if preliminary; news of a significant purchase or sale of assets, or the acquisition or disposition of a subsidiary; changes in dividend policies; the declaration of a stock split; the offering of additional securities; changes in management; significant new products or discoveries; significant contracts or agreements; impending bankruptcy or financial liquidity problems; the gain or loss of a substantial customer or supplier; significant write-downs in assets or increases in reserves; developments regarding significant litigation or government investigations; extraordinary borrowings; changes in debt ratings; pending statistical reports (such as consumer price index, money supply, retail figures and interest rate developments); and other significant events involving or affecting Full House. Material information is not limited to historical facts but may also include projections or forecasts. Either positive or negative information may be material.

Nonpublic Information. The fact that information may be in your possession or may be disclosed to a few members of the general public does not mean the information is public for insider trading purposes. Information is public when it has been broadly disseminated in a manner that is designed to reach investors, and investors have been given time to receive and act upon the information. If you are not sure whether information is considered public, you should either consult with the General Counsel or assume the information is nonpublic and treat it as confidential.

Twenty-Twenty Hindsight. If your securities transactions become the subject of scrutiny, they will be viewed afterthefact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how regulators and others might view your transaction in hindsight.

Tipping Information to Others. Whether the information is proprietary information about Full House or information that could have an impact on the price of our securities, employees must not pass the information on to others. The above penalties apply, whether or not you derive any benefit from another’s actions. In fact, the SEC has imposed significant penalties on tippers even though they did not profit from the tippee’s trading.

When Information is Public. You may not enter a trade immediately after Full House has made a public announcement of material information, including earnings releases. Because our shareholders and the investing public should be afforded the time to receive the information and act upon it, you may not engage in any transactions until after the close of business on the second full business day after the day the information was released. Thus, if an announcement is made on a Monday, Thursday would be the first day on which you may trade. Similarly, if an announcement is made on a Friday, Wednesday would be the first day you may trade.

Additional Prohibited Transactions. Because we believe it is improper and inappropriate for you to engage in short-term or speculative transactions involving Full House securities, you may not engage in any of the following activities with respect to Full House securities.

1.	Trading in securities on a short-term basis. Any Full House securities purchased in the open market should be held for a minimum of six months and ideally longer. (Note that the SEC’s short-swing profit rule requires officers, directors and more than 10% shareholders to disgorge any “profit” made from purchase and sale transactions in Full House securities made within six months of each other.[1] We are simply expanding this rule to include all employees. However, the rule does not apply to stock option exercises, except to the extent required for officers and directors.)

2.	Purchases of Full House securities on margin or holding Full House securities in a margin account.

3.	Short sales of Full House securities.

4.	Buying or selling puts or calls, or other derivative securities, of Full House securities.

5.	Pledging Full House securities as collateral for a loan.

6.	Hedging or monetizing transactions or similar arrangements with respect to Full House securities.

Company Assistance. Remember, the ultimate responsibility for adhering to this policy and avoiding improper transactions rests with you. However, if you have any questions about this policy or specific transactions, you may obtain additional guidance from our General Counsel at (702) 221-7800. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

Pre-Clearance of All Trades by Directors, Officers and Other Key Personnel. To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), all transactions in Full House securities (acquisitions, dispositions, transfers, etc.) by directors, officers and other key personnel must be pre-cleared by our General Counsel. You will be notified by our General Counsel if you are considered key personnel and as such are subject to these procedures. If you contemplate a transaction, you should contact our General Counsel three business days in advance of the proposed transaction to request a written authorization for the trade. Our General Counsel is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade. Our General Counsel may not trade in Full House securities unless our Chief Financial Officer, in consultation with outside legal counsel, approves the trade. This pre-clearance requirement does not apply to stock option exercises but would cover sales of stock acquired pursuant to the exercise of stock options.

Blackout Procedures. All directors, executive officers and other key personnel are subject to the following blackout procedures. You will be notified by our General Counsel if you are considered key personnel and as such are subject to these procedures.

The announcement of our quarterly financial results almost always has the potential to have a material effect on the market for Full House securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, you may not trade in Full House securities during the period beginning two weeks before the last day of a quarter and ending after the close of business on the second full business day following the day that our earnings for that quarter are publicly released.

1 In this context, “profit” means the difference between the purchase price and the sale price, regardless of the order in which the trades took place. For purposes of this rule, “profit” includes purchase and sale transactions that were a net loss to the investor.

We may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading will be blacked out anytime we are in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

From time to time, an event may occur that is material to Full House and is known by only a few directors or executives. So long as the event remains material and nonpublic, the persons who are aware of the event, as well as other persons covered by the quarterly earnings blackout procedures, may not trade in Full House securities. The existence of an eventspecific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, your trades are subject to pre-clearance and you request permission to trade in Full House securities during an event-specific blackout, our General Counsel will inform you of the existence of a blackout period, without disclosing the reason for the blackout. If you are made aware of the existence of an event-specific blackout, you should not disclose the existence of the blackout to any other person. The failure of our General Counsel to designate you as being subject to an event-specific blackout will not relieve you of the obligation not to trade while aware of material nonpublic information.

Even if a blackout period is not in effect, at no time may you trade in Full House securities if you are aware of material nonpublic information about Full House.

Exception for Approved 10b5-1 Plans. A 10b5-1 plan is a predetermined set of written instructions that either (1) specifies (including by formula) the amount, pricing and timing of securities transactions in advance or (2) delegates discretion on those matters to an independent third party.  Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for such plans that meet certain requirements. In general, a 10b5-1 plan must be entered into before you are aware of material nonpublic information. Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.

Your trades in Full House securities that are executed pursuant to an approved 10b5-1 plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in this policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods. However, duplicates of trade confirmations must be promptly submitted to the General Counsel.

We require that all 10b5-1 plans be approved in writing by our General Counsel at least five days prior to the entry into or modification of the 10b5-1 plan. 10b5-1 plans may not be adopted or modified during a blackout period and may only be adopted or modified before you are aware of material nonpublic information. The 10b5-1 plan must include a cooling-off period before trading can commence that, for directors or officers, ends on the later of 90 days after the adoption or modification of the 10b5-1 plan or two business days following the disclosure of Full House’s financial results in an SEC periodic report for the fiscal quarter in which the 10b5-1 plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the 10b5-1 plan), and for persons other than directors or officers, 30 days following the adoption or modification of a 10b5-1 plan.  A person may not enter into overlapping 10b51 plans (subject to certain exceptions) and may only enter into one single-trade 10b5-1 plan during any 12-month period (subject to certain exceptions).  Directors and officers must include a representation in their 10b5-1 plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the 10b5-1 plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5.  All persons entering into a 10b5-1 plan must act in good faith with respect to that plan.

Certifications

Employees will be required to certify their understanding of and intent to comply with this policy. Officers, directors, and other key employees may be required to certify compliance on an annual basis.